ITEM BANC

Fair Market Value



White Paper and Token Sale Information

Disclaimer

This white paper and overview is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any interests in Item Banc, Inc. ("IB") or any other securities. Any such offer will be made only pursuant to IB's Private Placement Memorandum, Offering Statement or Offering Circular. This overview may include or be based in part on projections, valuations, estimates and other financial data supplied by third parties, which has not been verified by IB. This information should not be relied upon for the purpose of investing into IB or for any other purpose. Any information regarding projected or estimated investment returns are estimates only and should not be considered indicative of the actual results that may be realized or predictive of the performance of IB.

The material provided herein is for informational purposes only. It does not constitute an offer to sell or a solicitation of an offer to buy any interests in IB or any other securities. Any such offering of IB will be made only in accordance with the terms and conditions set forth in the Fund's Private Placement Memorandum, Offering Statement or Offering Circular. Prior to investing, investors are strongly urged to review carefully the Private Placement Memorandum (including the risk factors described therein), the Bylaws and the Subscription Documents, to ask such questions of IB as they deem appropriate, and to discuss any prospective investment into IB with their legal and tax advisers in order to make an independent determination of the suitability and consequences of an investment.

Certain IB private offerings pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933 are suitable only for "accredited investors" as further defined in Rule 501 of the Act, who fully understand, and are willing to assume, the risks involved in an investment into IB. Early-stage investments, by their nature, involve a substantial degree of risk, including the risk of total loss of an investor's capital.

No person has been authorized to give any information or to make any representation, warranty, statement or assurance not contained in the Private Placement Memorandum and, if given or made, such other information or representation, warranty, statement or assurance may not be relied upon.

The offering of interests into IB will be made in reliance upon an exemption from registration under the United States Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. No public or other market may develop for the interests, and the interests are not generally otherwise transferable.

Prospective investors should inform themselves and take appropriate advice as to any applicable legal requirements and any applicable taxation and exchange control regulations in the countries of their citizenship, residence or domicile which might be relevant to the purchase, holding or redemption of interests.

The information provided in this overview is not and should not be considered a recommendation to purchase or sell any particular security.

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Contents

Purpose

Item Banc is a technology engine designed to create global parity valuation information. Data for the engine is derived from a basket of basic human need goods that are captured and tokenized by smart contracts with producers and organized by Nation. The entry point and growth plan for Item Banc in a community proves a realistic acceptance that to create robust trade the technology must first address the basic needs of the people and their incentive to produce. Item Banc can deliver confidence, security and freedom in a currency-challenged community with a new currency that can grow smart, productive economies.

Token Description

The Item Banc Token is backed specifically by products that are needed in daily life. The core set of commodity products that back the currency are described as BHN or Basic Human Need products. These products are in five categories: Food, Building Materials, Basic Clothing, Paper Products, and Hygiene.

Token Function

Producers are given the Item Banc Token in a smart contract exchange for their BHN products. The products can be stored by the producer or moved to a common warehouse. Producers include, for example; Farmers, Manufacturers, Distributors, and Importers.

Consumers who have fiat cash money can exchange for Item Banc Tokens from the producers which would allow for purchase of BHN items at discounted rates. Consumers can also work for the producers to earn Tokens. Consumers can also trade or sell other goods or services for Item Banc Tokens.

Token Value

The value of the Item Banc Token is based on the collective value of the contracted products. The values of the products are verified in the smart contracts by the Item Banc Engine; a technology that creates value systems based on what commodities are available where at what relative value. The model is also able to run during periods of hyperinflation by pegging the value of BHN to sidestep local inflation. Contracts can be partially managed by an oracle (trusted person) in the community if the value of the item contract is not yet calculable by the technology. The contracts are recorded and maintained on the blockchain.

BHN (Basic Human Need) Product Categories and examples:

- Food (relatively non-perishable): Rice, canned meat, bottled water, lentils, oats, coffee, tea.
- Shelter (Building Materials): Lumber, block, rebar, nails, basic tools, metal.
- Basic Clothing: T-shirts, Jeans, socks, underwear, sandals.

- Paper Products: Toilet paper, copy paper, diapers, plates.
- Hygiene/Basic Emergency Supplies: Soap, cleaning and disinfecting supplies, blankets, emergency kits, toothpaste and brushes, flashlights, basic cell phones.

Why Does the Blockchain Make This Technology Work?

Item Banc Technology needs a decentralized public record of the assets and commodities in a community that are available to market. Blockchain enables this by creating a trusted relationship between divergent groups. This record needs to be unchangeable until a producer and buyer simultaneously agree. Blockchain technology can ensure through smart contracts that transactions are recorded on the public ledger. This information will allow Item Banc to create relative value information for the currency.

Technology Creation

The Item Banc token technology can be created on an existing protocol such as Quantum or the upcoming EOS platform that allows for decentralized proof of stake governance and does not require mining. Simple interfaced smart contract forms need to be created that can operate on the blockchain.

The smart contracts will be for products in the target community that qualify as BHN products or additional community assets that will be staked to the currency as agreed. A log of the commodity products staking (traded for) the Item Banc token, with product values needs to be automatically recorded by the smart contract on a decentralized Item Banc ledger.

The contract legal language can be based on existing legacy corporate trade contracts and can incorporate regional legal requirements where implemented. Corporate trade contracts attached.

Method for Proof of Stake Governance

The Item Banc model for securitization of cryptocurrency involves smart contracts that assign or stake an asset against the currency. Unlike loan platforms, the crypto is issued (created) by smart contract when the asset is staked and the crypto is burned when the asset is revoked.

The crypto can be exchanged for any goods or services or fiat or other crypto and the value of the crypto will fluctuate based on market. The incentives to contract an asset for the crypto are to profit from the liquidity, a general rise in crypto value as additional assets are staked to the crypto and also to make additional markets for the asset. In a preferred model the staked assets are commodities and BHN (basic human need) hard goods of a minimum value ($10,000 and up, for instance). The staked assets will be transparently published by smart contracts on an accessible site and organized by asset category, location, and original contracted value. This information is managed by the Item Banc Technology.





A first example is that a crop is staked and minted by smart contract to the Item Banc Token. The staker of a crop receives the tokens and the Item Banc community owns the crop. If the crop is later sold to a new owner for Item Banc tokens then that cost value of tokens are burned by the contract. So if two million Token units were originally staked and minted then two million are burned. A second example is that a manufacturer stakes production of 100,000 t-shirts. If the t-shirts are sold then that value amount of crypto is burned by the contract.

The opportunity with the Item Banc model of Proof of Stake is the ability to allocate distributed governance for the crypto based on the percentage of asset stake to the whole. A set of stake can be set aside for founders, partners and operations based on a percentage of the crypto value in order to uphold the founders' vision and the contributions of the technology team, operations, sales and marketing.

Circulating supply should equal units issued for assets staked plus the percent set aside for founders, operations, and initial community air drop and technology partners.

Token Value: Relative Value Systems with Item Banc Technology

Item Banc is a technology tool designed to bring information currency to markets. A demand for information about value is at the core of every business proposition. Item Banc Technology focuses on delivering this information to the market and capitalizing on its delivery to consumers, industry, the financial sector, and governments.

It is a most advantageous time to introduce Item Banc because the world economy needs new technologies that can deliver efficiencies to market. World markets are seized up by a downturn in available credit and in addition the international trade economies are looking for a new currency valuation methodology that can deliver fair market value to all countries. Businesses need commodity-type market prices for products to operate profitably in a world economy. Consumers continue to demand pricing and value information in order to make better buying decisions.

Item Banc will deliver to the marketplace a pricing and product valuation engine. To the manufacturers, Item Banc will deliver commoditization of products and valuation technology. Financial markets will use Item Banc information to capitalize businesses, individuals and countries. Item Banc will provide valuation to currency technology to governments. The most significant contribution of the technology to market is that it will deliver the systems structure to operate the decentralized valuation information for communities that use the Item Bank Token and will deliver a new paradigm of information currency.

The demand for Item Banc technology is dependent on a two-part proposition: First, the market has a continuing need for greater and broader information about product availability, pricing and value. Second, the market need for Item Banc technology is based on the existence of incorrect information about the value or relative value of products reported by many central bank currencies. When the price of a product is irrelevant to market then this may be an indicator that the central bank currency has "failed" and is producing incorrect or insufficient information to market. Item Banc technology will evolve to report the real value of products in the economy compared to other currencies.

In the middle of a credit crisis, Item Banc technology can deliver the information required for financial institutions to capitalize transactions in new ways; by securing valuation information about individuals, companies and governments based on Item Banc technology that can commoditize products. The valuation to currency portion of Item Banc technology may bring new trade freedom to communities that formerly experienced a trade disadvantage based on a currency-challenge brought to bear by foreign governments. Commoditization of products by Item Banc may also give currency-challenged economies new sources of capital for international transactions at a time when their central bank currencies cannot compete in the world market. Finally, as tax revenues shrink, government entities can use Item Banc to manage reported inventory information to leverage their own economies in new ways.


So that everyone who holds the currency has something they can spend it on, something that they have to buy anyway.
This makes the currency **liquid**.
Liquid
Because BHN products typically have a know value in a Community and are like **commodities**.
Known Value
Why choose BHN products to back a currency?
Usable
So that the currency can be spent on things that you can carry.
This makes the currency **usable**.
Store for Later
So that the currency can pay for things that you want to save for later.
This allows the currency to **store value**.

Item Banc technology essentially creates commodities of items for the short-run purpose of publishing this valuation information and the long run goal to use this information as a currency. In the way that gold, corn, coffee, and oil are commodities, (products with known value around the world), the technology creates information about other similar products and their value and availability with a goal to arrive at an average, known value. And in the same way that commodities are more liquid and tradable because of their known value, other items will also begin to have that effect as their prices and availabilities are known, or "commoditized".

To achieve this goal, an intelligent system needs to know how to "name" or call similar items, and then search out their price and availability information, then create averages of such. This then is published in a form that it can be published or used in relative value algorithms to assist in transacting goods equitably in a cross-chain form (technical for between blockchains or multiple currencies).

Alpha Testing Technology 1998-2002

Twenty years ago, the Item Banc Engine was designed and documented. An application for patent was made to the US Patent Office on May 1999 (60/132,779) and May 5, 2000 (09/566,265). *The Item Banc Engine for Conducting Barter Transactions over a Computer Network by Virginia Robertson*

A small team of programmers set out to test and code the design. Forty five independent building supply distributors in twenty states across the US agreed to contribute their live data for the test. The programmers combined live inventory data into a single system in South Carolina. The data consisted of non-productive stocks (items that had not sold for a year) and was tested on the artificially intelligent naming and categorization technology of Item Banc. The goal of the test was to refine the

program design so that the Item Banc Engine could automatically commoditize Items given drastically different naming conventions across platforms and states.

The system was able to identify and value the items.


The technology publishes What basic products are available to buy.
Where these products are located.
What relative market value these products have.
What
Where
Value

Alpha Testing Commodity Trade 2002-2013

The next test needed to prove that non-productive commodity inventories represent currency failure (as they have no value). If the currency was misreporting value, then these inventories should find their true value in a different economy. It was also necessary to prove the practicality of moving non-productive commodity inventories into markets where they could be revalued.

With the guidance of experts in the International Reciprocal Trade Association, Ruffin Trading Company, LLC tested moving non-productive building materials at every level of distribution including export. This testing lasted well over ten years but showed how commodity inventories that were non-productive (had zero value) in one economy could rediscover their commodity value in new markets, proving theory. The book, “Information Currency: The New Green” 2009 by Virginia Robertson documents the testing, the concepts and the algorithms.

Defining Information Currency in the Developing Crypto World:

Combining the Internet of Things (IoT) with Internet of Value (IoV) Item Banc Engine data completes the Internet of Things by assigning to them a relative Value. Prior to Item Banc, the IoV was simply considered as the ability to move value.

Item Banc brings Information Currency to market by identifying what needed products are available where to discover relative value. The internal engine works by first establishing what represents liquidity and need in an economy and then creates a basket of needed products. The basket of products is averaged within the micro (where) and the macro economies. The values are published live and, in this way, commoditized. Other products are then valued by relative value algorithms compared to the basket. This process thinks like the economic concept of Purchasing Power Parity, names and

identifies production, publishes value and functions transactions and in this way delivers an Information Currency.

Product Development Roadmap

Information Currency Coin Creation (Rwanda) Team Leader:

1. Code initial ICO structure into Ethereum and create coin.
2. Code smart contract on Ethereum with corporate trade contract model.
3. Test on Eth testnet.
4. Edit as needed.
5. Go Live.


Code ICO structure into Ethereum and create coin.
Code smart contract on Ethereum with corporate trade contract model
Test on testnet
Edit as Needed
Go Live

Item Banc Smart Contract Team and Beta Testing (Rwanda Nation) Team Leader:

Item Banc Rwanda Nation Coin Team will focus development of smart contracts for production and inventories within the nation, airdrops for citizens and residents of Rwanda and BHN warehouses within the country. Rwanda Nation is the Beta site for Item Banc contracts on the blockchain and will participate with other national Item Bancs via the Item Banc Engine cross-average-cost system as they are implemented.

1. Code Item Banc smart contracts onto Information Currency based on IB contract forms (samples at end of whitepaper).
2. Test on testnet
3. Coordinate with BHN team for launching first IB contracts


Code Item Banc Smart Contracts onto Information Currency based on IB Contract Form
Test on testnet
Coordinate with BHN team for launching first IB Contracts

BHN Warehouse Pilot Team (Rwanda) Team Leader:

BHN Rwanda Team is responsible to manage BHN distribution in the Country. The team will find an initial property and building suitable for warehousing BHN items. The team is responsible to purchase and stock and manage the sales of product for information currency on an ongoing basis.

The team is also responsible to manage IB contracts for new products and the storage and sales of these items as well. There is a 10% product allocation for BHN team in each IB contract on the blockchain.

1. Select best items in categories for local use and budget.
2. Select 10,000-20,000 sq/ft facility with truck dock for warehousing.
3. Create purchase plan including forklift, racks and box truck.
4. Hire management team.
5. Buy and stake products to stock warehouse.


Select best items in categories for local use and budget
Select 10,000 - 20 000 sq/ft facility with truck dock for warehousing
Create a purchase plan including forklift, racks and box truck
Hire management team
Buy products and stock warehouse

Item Banc Engine Team (Atlanta, GA area) Team Leader: V Robertson

This team is responsible to code the product design for Item Banc based on Item Banc Engine Technology created by V Robertson.

The engine uses algorithms and methods published in the Information Currency book with proprietary program design for item naming systems tested in 2002.

1. Organize development team.
2. Review BHN basic product lists.
3. Recode system design.
4. Test on product category data sets.
5. Design integration with Coin.
6. Code integration to Coin.
7. Testnet.
8. Go Live.


Organise development team
Review BHN basic product lists
Recode system design
Test on product category data sets
Design integration with Coin
Code integration to Coin
Testnet
Go Live

Roadmap:

Stage One: Set Up


1
Pre-ICO
Create and Test Coin
Train Team Leaders
Choose BHN site
Purchase BHN
Code Smart
Contracts

Stage Two: ICO


2
Test Contracts
Air Drop Tokens
Open BHN Whse
Code IB Engine
Write First Contracts
Launch Contracts
Move to Whse
Test IB Engine

Stage Three: Launch


3
Test IB Engine
Hire IB Sales Team
Rwanda
Select IBF Location
Set up Systems and
Headquarters at IBF
Item Banc Engine
Live
New Nation Repeat


Secure Initial Funding for a Pre ICO raise
Partner with business, NGO or governments
Implemen-tation
BETA TESTING
Select Beta Test community
Seed Product Warehouse
Secure complete set of BHN Products in an accepsable
ICO after successful Beta Testing

- Secure Initial Funding for a Pre ICO raise. Pre ICO funding round for $2,000,000 USD with a 50% discount for the first week, 25% second week, 10% third or when filled.
- Partner with business, NGO or governments.
- Implementation.
- Select the beta test community to implement the Item Banc trial. Set up an office to sell smart contracts in the community for production. Airdrop tokens to community members as a reward for taking a training course on how to use the tokens. The value of the airdrop is suggested to be two weeks standard pay (see full technology roadmap).
- Seed Product Warehouse.
- Secure a complete set of BHN products in a warehouse that is accessible to the local community. The initial warehouse set of products can be purchased for cash with seed capital (fiat cash) or

blended with initial Item Banc Token contracts for BHN products. The complete set of products can be purchased for an estimate of $300,000 USD.

- ICO Initial coin offering after beta test has functioned in a test community.

Founders



Henri Thompson- Johannesburg, South Africa

Henri's abilities range from investment consulting, conventional investment banking, including private debt and equity capital raising activities. Henri's talents include the identification of investors and forging working relationships with commercial and investment banks, high net worth individuals, as well as other venture capitalists. Henri has throughout his career pulled together expert financial teams to review existing and alternate capital structures and to analyse their benefits and costs under a variety of economic cycles and market conditions. His abilities are not limited to finance though; Henri has collected vast knowledge in project management, training and guidance on social responsibility programmes.

Virginia Robertson – Georgia, USA

Virginia's specialties include systems development for distributors, international counter-trade development, integration of barter at multiple levels of distribution, import and export; Jamaica, Canada, France, Argentina, wholesale distribution and logistics.



Virginia founded Ruffin Trading Company, LLC in 2000 and for 17 years has been the managing partner, driven to build trade bridges into currency-challenged economies. She has tirelessly promoted reciprocal trade, counter trade, the wholesale distribution of building materials, the import and export of commodity hard goods and the integration of various levels of distribution in the barter industry. She has been piloting of the BHN (basic human need) project, technology related to Item Banc, integrating logistics and methods of doing business.

Anthony Short- Perth, AU

Anthony is currently a director at GCP Capital Pty Ltd T/A Cabbel & Co and has been actively involved in the restructuring and raising of capital for public companies with assets onshore and offshore for over 20 years.



Mr. Short is a past president of the Western Australian Club and has been involved in numerous executive and board positions on ASX listed companies in the Mining, Oil and Gas Drilling and Agricultural sectors over his time as a corporate advisor.

Jordan Gitterman- FL, USA



Jordan Gitterman has over 25 years of business management and finance experience. For over a decade he has concentrated in the natural resource sector and held financial and senior management roles. He was executive vice president of two privately-held independent oil and gas oil exploration companies that drilled and produced in Wyoming, Kansas, and Colorado. Mr. Gitterman worked with a publicly traded company to develop an iron ore production, export, and trading business in Mexico. He has worked on bringing to market numerous oil and gas, gold, silver, copper, antimony, and iron ore mining, processing, and trading projects with the vast majority of them located in Central and South America. Most recently in Chile he founded Latin American Mining and produced copper and gold.

Advisors

Ambassador Antoine Munyakazi Juru – Rwanda

Ambassador Antoine Munyakazi – Juru is an arbitrator based in Kigali Rwanda. He is a former senior diplomat and has over 25 years of professional experience as a senior executive in the management of public and private institutions and supporting mechanisms to the private sector. Foremost amongst his areas of expertise is public procurement, project analysis and design.



Ambassador Munyakazi Juru has held numerous Senior Executive posts in the past including being the National Coordinator for the Competitiveness and Enterprise Development Project, Secretary General of the Chamber of Commerce and Industry of Rwanda for 6 years and Managing Director of Siemens Zaire/Sofamatel in charge of coordinating and implementing decisions adopted by the Board of Directors.

He currently sits as the Chairman of the Rwanda Cinema Centre and is also a member of the Chartered Institute of Arbitrators in London.

Adam Kyamatare – Rwanda

Adam brings a wealth of experience and networks throughout East Africa. Adam has worked at the Ministry of Finance and the Ministry of Foreign Affairs in Rwanda after starting his career on Wall Street in New York. He has extensive networks in telecoms and regulators in the region.



Adam previously served as a program associate at One Acre Fund prior to which he was a business analyst at UNOPS in Denmark.

As an analyst in the Minister's office in the Ministry of Finance and Economic planning, Adam was the Minister's primary speech writer and analyst on key strategic projects.

Before this Adam was the communications consultant for the Ministry of Foreign Affairs, Rwanda where he helped to create a new strategic communication policy for the Government and oversaw an overhaul of government communications.

Adam obtained his Bachelor of Arts (Political Science and Government, Economics) from St. Lawrence University where he was also a Student Delegate to the Board of Trustees, winning the 2009 Vasco P. Abbott award for outstanding student leadership. In addition to this, Adam has an international Baccalaureate from Waterford.

Adam's volunteers with Global Shapers Community as well as Bridge to Rwanda which mentors East African high school students helping them gain entry into US universities.

Organizational Structure


Management
H Thompson
V Robertson
A Short
J Gitterman
Advisory
Ambassador
A Munyakazi-Juru
A Kyamatare
Cabbel Financial Instrument Advisor
Blockchain Advisor
BHN Organisation
CDH Legal Advisor
UI, UX, Designers
Android, IOS
Operations
Marketing Manager
Accountants
Trainers
Media Content Designer
J Rautenbach
Customer Support

Timeline Detail on Token Distribution and Token Sale schedules

Instructions and contact address at https://www.itembanc.io

Item Banc is selling Information Currency (Item Banc Tokens) at the rate:

(1 Item Banc Token = 0.0005 ETH)

Ether and Bitcoin accepted in the token sale at the start of the token sale.

- Pre-Token Sale Date: June 1 – July 5, 2018 or to Pre-sale target
- Token Sales: September 2018, December 2018, April 2019

Bonus offers:



- Pre-Token Sale Bonus: 150 % Bonus (Minimum amount 30 ETH)
- Token Sale Bonuses:
  - Tier 1 (1 Day): 50%,
  - Tier 2 (next 3 Days): 20%,
  - Tier 3 (next 7 Days): 10%
  - Tier 4 (until end): Offer price

Token Distribution

Token available for trading on exchanges:
As organized after 30 days from end of token sale.

Token Sale Terms

Target on Pre- sale: $5 million

Project Ordered by Token Sales:

- ➢ September 2018: Fund teams, training, marketing, warehouse, community air drop.
- ➢ December 2018: Product acquisition and smart contract development, community air drop.
- ➢ April 2019: Going Live and Item Banc Engine Dev Teams, community air drop.

Tokens Sold Distributed Accordingly:

- 20% Coin Development
- 20% Founder tokens
- 40% Item Banc Federation
- 10% BHN Stock and Operations
- 5% Advisors, Grants, Partnerships
- 3% Community via Air Drop
- 2% to cover token sale

Token Distribution


Community via Air Drop 3%
To Cover Token Sale 2%
Advisors, Grants, Partnerships 5%
Coin Development 20%
BHN Stock and Operations 10%
Founder Tokens 20%
Item Banc Federation 40%

Open Fundraising, Pre-ICO and ICO Conditions

- Total Investors Supply: Open
- Pre-ICO: Open
- ICO: Three ICO Months including September 2018, December 2018 and April 2019.
- ICO Hard Close Rwanda Nation April 30, 2019

Item Banc will open ICO's by Nation as approved by the Item Banc Federation

Use of Coin Development Proceeds

- 30% Open source software development
- 20% Legal Expenses, Licenses (FCA, SEC, etc.)
- 15% Marketing and Business Development
- 5% Operational Expenses
- 15% Real Estate Fund
- 15% Crypto Assets Fund



Crypto Assets Fund 15%
Open Source Software Development 30%
Real Estate Fund 15%
Operational Expenses 5%
Marketing and Business Development 15%
Legal Expenses, Licenses (FCA, SEC, etc.) 20%

Open Fundraising, Pre-ICO and ICO Conditions

- Total Investors Supply: Open
- Pre-ICO: Open
- ICO: Three ICO Months including September 2018, December 2018 and April 2019.
- ICO Hard Close Rwanda Nation April 30, 2019
- Item Banc will open ICO’s by Nation as approved by the Item Banc Federation

Protocol Decision and Related Benefits

The Ethereum protocol has the most market experience to date as a crypto currency market-entry tool for coin creation and as a smart contract launch platform. Given the breadth of tasks ahead of our team this protocol seems like the obvious place to begin. Our founding team has interest in a few newer protocols that do not require traditional mining, have faster transaction speeds, less transaction fees and governance models that may better fit our objectives. In time, (estimated after the fourth quarter 2018) as these protocols prove their ability to show endurance, we will review the options and port over. It is also quite possible that Ethereum may integrate all of these features (as they are working on most of them) in the near future.



powered by ethereum

Marketing Plan Outline

Marketing within the crypto space Pre-ICO (Phase One)

- Trade Shows (Consensus 2018 NY, NY 14 – 16 May 2018)
- Publish Whitepaper to Medium, Github
- Tech/ICO news sites
- Website focused on IB Technology and ICO www.itembanc.io
- Twitter, Steemit, Telegram Accounts


Marketing within the crypto space Pre ICO
Marketing to Rwandan Producers
Marketing to Rwandan Consumers

Marketing to Rwandan producers (farmers, manufacturers, importers, distributors) (Phase 2)

- Website www.itembanc.com focused on Rwandan Producers and distributors
- Sales Team in Rwanda
- Government Organization assistance

Marketing to Rwandan customers

- Website for BHN and IB Coin Air Drops to citizens www.informationcurrency.io
- Marketing to new nations for ICO (Phase 3)
- Begin new national Item Bancs after year one or when the currency is functional.

Multi-stage approach to marketing:


Create the Item Banc Coin on Etherium
Publish Item Banc Website and Social Media, ICO
Open BHN Warehous e and Air-Drop Coins
Execute Sales Plan to begin contracting producers
Tell Story on local media
Publish progress in Rwanda on Internatio nal media.
Set up additional National Item Bancs

Location of Organization



Rwanda - Coin Development Team

Rwanda - BHN Warehouse Pilot Team

Item Banc Engine Team to be determined.

Headquarters for IBF to be determined.

Why Start in Rwanda

Africa is made up of 54 countries which trade in 56 different currencies. African countries are endemic with inflation and a disconnect between economic performance and currency value. The disconnect is deepened due to the inability to trade directly across borders. There is no common trade currency but the US dollar and this creates major friction in the way of fees and time delays.

The aim for Item Banc is to in some small way allow the traction of goods forming basic needs between countries to secure valuation and allow the most disadvantaged to transact efficiently across borders.

Rwanda sits in the middle of central Africa, is stable and has advanced banking and financial structures. Rwanda boasts strong legislation and governance and low incidence of corruption. From an African perspective this makes Rwanda an attractive test bed for Item Banc to initiate its roll out. In addition, the Smart Africa head office in Rwanda has the ability to deal across multiple regimes. The completion of a rail link to the coast will make Rwanda a logical land-based port for goods to be stored and distributed.

Internationally Rwanda is seen as the leader in innovation in Africa and as such has and continues to receive strong support and attention from the international community on initiatives that it is launching. Item Banc represents a bold step in the process of creating a trackable, stable, corruption free trading platform to facilitate the transfer of basic goods and value between neighbours and countries on the continent and Rwanda has the positioning to execute.

Once Rwanda has proven the technology it can begin in other Nations and continents.

Item Banc Whitepaper by Virginia Robertson

& edited by Founders. April 2018. All Rights Reserved.

Terms and Conditions

PLEASE READ THIS SECTION AND THE FOLLOWING SECTIONS ENTITLED "DISCLAIMER OF LIABILITY" "NO REPRESENTATIONS AND WARRANTIES", "REPRESENTATIONS AND WARRANTIES BY YOU", "CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS", "MARKET AND INDUSTRY INFORMATION AND NO CONSENT OF OTHER PERSONS", "NO ADVICE", "NO FURTHER INFORMATION OR UPDATE", "RESTRICTIONS ON DISTRIBUTION AND DISSEMINATION", "NO OFFER OF SECURITIES OR REGISTRATION" AND "RISKS AND UNCERTAINTIES" CAREFULLY.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL, TAX OR OTHER PROFESSIONAL ADVISOR(S).

The Item Banc coins are not intended to constitute securities in any jurisdiction. This Whitepaper does not constitute a prospectus or offer document of any sort and is not intended to constitute an offer of securities or a solicitation for investment in securities in any jurisdiction.

This Whitepaper does not constitute or form part of any opinion on any advice to sell, or any solicitation of any offer by the distributor/vendor of the Item Banc tokens (the "**Distributor**") to purchase any Item Banc tokens nor shall it or any part of it nor the fact of its presentation form the basis of, or be relied upon in connection with, any contract or investment decision.

The Distributor will deploy all proceeds of sale of the Item Banc tokens to fund the Item Banc Cryptocurrency project, businesses and operations.

No person is bound to enter into any contract or binding legal commitment in relation to the sale and purchase of the Item Banc tokens

Any agreement as between the Distributor and you as a purchaser, and in relation to any sale and purchase, of Item Banc tokens (as referred to in this Whitepaper) is to be governed by only a separate document setting out the terms and conditions (the "**T&Cs**") of such agreement. In the event of any inconsistencies between the T&Cs and this Whitepaper, the former shall prevail.

You are not eligible and you are not to purchase any Item Banc tokens in Initial Token Sale (as referred to in this Whitepaper) if you are a citizen, resident (tax or otherwise) or green card holder of the United States of America, or a citizen or resident of the Republic of Singapore, or a citizen or resident of the People's Republic of China, or a citizen or resident of Australia.

No regulatory authority has examined or approved of any of the information set out in this Whitepaper. No such action has been or will be taken under the laws, regulatory requirements or rules of any jurisdiction. The publication, distribution or dissemination of this Whitepaper does not imply that the applicable laws, regulatory requirements or rules have been complied with.

There are risks and uncertainties associated with the Distributor and their respective businesses and operations, the Item Banc tokens, and the Initial Token Sale.

This Whitepaper, any part thereof and any copy thereof must not be taken or transmitted to any country where distribution or dissemination of this Whitepaper is prohibited or restricted.

No part of this Whitepaper is to be reproduced, distributed or disseminated without including this section and the following sections entitled "Disclaimer of Liability", "No Representations and Warranties", "Representations and Warranties By You", "Cautionary Note On Forward-Looking Statements", "Market and Industry Information and No Consent of Other Persons", "Terms Used", "No Advice", "No Further Information or Update", "Restrictions On Distribution and Dissemination", "No Offer of Securities Or Registration" and "Risks and Uncertainties".

DISCLAIMER OF LIABILITY
To the maximum extent permitted by the applicable laws, regulations and rules, the Distributor shall not be liable for any indirect, special, incidental, consequential or other losses of any kind, in tort, contract or otherwise (including but not limited to loss of revenue, income or profits, and loss of use or data), arising out of or in connection with any acceptance of or reliance on this Whitepaper or any part thereof by you.

NO REPRESENTATIONS AND WARRANTIES
The Distributor does not make or purport to make, and hereby disclaims, any representation, warranty or undertaking in any form whatsoever to any entity or person, including any representation, warranty or undertaking in relation to the truth, accuracy and completeness of any of the information set out in this Whitepaper.

REPRESENTATIONS AND WARRANTIES BY YOU
By accessing and/or accepting possession of any information in this Whitepaper or such part thereof (as the case may be), you represent and warrant to the Distributor as follows:

You agree and acknowledge that the Item Banc tokens do not constitute securities in any form in any jurisdiction;

You agree and acknowledge that this Whitepaper does not constitute a prospectus or offer document of any sort and is not intended to constitute an offer of securities in any jurisdiction or a solicitation for investment in securities and you are not bound to enter into any contract or binding legal commitment.

You agree and acknowledge that no regulatory authority has examined or approved of the information set out in this Whitepaper, no action has been or will be taken under the laws, regulatory requirements or rules of any jurisdiction and the publication, distribution or dissemination of this Whitepaper to you does not imply that the applicable laws, regulatory requirements or rules have been complied with;
You agree and acknowledge that this Whitepaper, the undertaking and/or the completion of the Initial Token Sale, or future trading of the Item Banc tokens on any Cryptocurrency exchange, shall not be construed, interpreted or deemed by you as an indication of the merits of the Distributor, the Item Banc tokens, the Initial Token Sale (each as referred to in this Whitepaper)

The distribution or dissemination of this Whitepaper, any part thereof or any copy thereof, or acceptance of the same by you, is not prohibited or restricted by the applicable laws, regulations or rules in your jurisdiction, and where any restrictions in relation to possession are applicable, you have observed and complied with all such restrictions at your own expense and without liability to the Distributor;

You agree and acknowledge that in the case where you wish to purchase any Item Banc tokens, the Item Banc tokens are not to be construed, interpreted, classified or treated as:

 i. Any kind of currency other than Cryptocurrency;
 ii. Debentures, stocks or shares issued by any person or entity (including the Distributor)
 iii. Rights, options or derivatives in respect of such debentures, stocks or shares;
 iv. Rights under a contract for differences or under any other contract the purpose or pretended purpose of which is to secure a profit or avoid a loss;
 v. Units in a collective investment scheme;
 vi. Units in a business trust;
 vii. Derivatives of units in a business trust; or
 viii. Any other security or class of securities.

a) You are fully aware of and understand that you are not eligible to purchase any Item Banc tokens if you are a citizen, resident (tax or otherwise) or green card holder of the United States of America, or a citizen or resident of the Republic of Singapore, or a citizen or resident of the People's Republic of China, or a citizen or resident of Australia.

b) You have a basic degree of understanding of the operation, functionality, usage, storage, transmission mechanisms and other material characteristics of Cryptocurrencies, blockchain-based software systems, Cryptocurrency wallets or other related token storage mechanisms, blockchain technology and smart contract technology;

c) You are fully aware and understand that in the case where you wish to purchase any Item Banc tokens, there are risks associated with the Distributor and their respective business and operations, the Item Banc tokens, and the Initial Token Sale;

d) You agree and acknowledge that the Distributor is not liable for any indirect, special, incidental, consequential or other losses of any kind, in tort, contract or otherwise (including but not limited to loss of revenue, income or profits, and loss of use or data), arising out of or in connection with any acceptance of or reliance on this Whitepaper or any part thereof by you; and

e) All of the above representations and warranties are true, complete, accurate and non- misleading from the time of your access to and/or acceptance of possession this Whitepaper or such part thereof (as the case may be).

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
All statements contained in this Whitepaper, statements made in press releases or in any place accessible by the public and oral statements that may be made by the Distributor or their respective directors, executive officers or employees acting on behalf of the Distributor (as the case may be), that are not statements of historical fact, constitute "forward- looking statements". Some of these statements can be identified by forward-looking terms such as "aim", "target", "anticipate", "believe", "could", "estimate", "expect", "if", "intend", "may", "plan", "possible", "probable", "project", "should", "would", "will" or other similar terms. However, these terms are not the exclusive means of identifying forward-looking statements. All statements regarding the Distributor's financial position, business strategies, plans and prospects and the future prospects of the industry which the Distributor is in are forward-looking statements. These forward-looking statements, including but not limited to statements as to the Distributor's revenue and

profitability, prospects, future plans, other expected industry trends and other matters discussed in this Whitepaper regarding the Distributor are matters that are not historical facts, but only predictions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual future results, performance or achievements of the Distributor to be materially different from any future results, performance or achievements expected, expressed or implied by such forward-looking statements. These factors include, amongst others:

a) Changes in political, social, economic and stock or Cryptocurrency market conditions, and the regulatory environment in the countries in which the Distributor conducts its respective businesses and operations;
b) The risk that the Distributor may be unable to execute or implement their respective business strategies and future plans;
c) Changes in interest rates and exchange rates of fiat currencies and Cryptocurrencies;
d) Changes in the anticipated growth strategies and expected internal growth of the Distributor;
e) Changes in the availability and fees payable to the Distributor in connection with their respective businesses and operations;
f) Changes in the availability and salaries of employees who are required by the distributor
g) Network and/or the Distributor to operate their respective businesses and operations;
h) Changes in preferences of customers of the Distributor;
i) Changes in competitive conditions under which the Distributor operate, and the

ability of the Distributor to compete under such conditions;
j) Changes in the future capital needs of the Distributor and the availability of financing and capital to fund such needs;
k) War or acts of international or domestic terrorism;
l) Occurrences of catastrophic events, natural disasters and acts of God that affect the businesses and/or operations of and/or the Distributor;
m) Other factors beyond the control of the Distributor; and
n) Any risk and uncertainties associated with the Distributor and their businesses and operations, the Item Banc tokens, and the Initial Token Sale (each as referred to in the Whitepaper).

All forward-looking statements made by or attributable to the Distributor or persons acting on behalf of the Distributor are expressly qualified in their entirety by such factors. Given that risks and uncertainties that may cause the actual future results, performance or achievements of the Distributor to be materially different from that expected, expressed or implied by the forward-looking statements in this Whitepaper, undue reliance must not be placed on these statements. These forward-looking statements are applicable only as of the date of this Whitepaper.

Neither the Distributor nor any other person represents warrants and/or undertakes that the actual future results, performance or achievements of the Distributor will be as discussed in those forward-looking statements. The actual results, performance or achievements of the Distributor may differ materially from those anticipated in these forward- looking statements.

Nothing contained in this Whitepaper is or may be relied upon as a promise, representation or undertaking as to the future performance or policies of the Distributor. Further, the Distributor disclaim any responsibility to update any of those forward-looking statements or publicly announce any revisions to those forward-looking statements to reflect future developments, events or circumstances, even if new information becomes available or other events occur in the future.

MARKET AND INDUSTRY INFORMATION AND NO CONSENT OF OTHER PERSONS

This Whitepaper includes market and industry information and forecasts that have been obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Such surveys, reports, studies, market research, publicly available information and publications generally state that the information that they contain has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such included information.

Save for the Distributor and the Distributor's respective directors, executive officers and employees, no person has provided his or her consent to the inclusion of his or her name and/or other information attributed or perceived to be attributed to such person in connection therewith in this Whitepaper and no representation, warranty or undertaking is or purported to be provided as to the accuracy or completeness of such information by such person and such persons shall not be obliged to provide any updates on the same.

While the Distributor have taken reasonable actions to ensure that the information is extracted accurately and in its proper context, the Distributor have not conducted any independent review of the information extracted from third party sources, verified

the accuracy or completeness of such information or ascertained the underlying economic assumptions relied upon therein. Consequently, neither the Distributor, nor the Distributor's respective directors, executive officers and employees acting on their behalf makes any representation or warranty as to the accuracy or completeness of such information and shall not be obliged to provide any updates on the same.

TERMS USED

To facilitate a better understanding of the Item Banc tokens being offered for purchase by the Distributor, and the businesses and operations of the Distributor, certain technical terms and abbreviations, as well as, in certain instances, their descriptions, have been used in this Whitepaper. These descriptions and assigned meanings should not be treated as being definitive of their meanings and may not correspond to standard industry meanings or usage.

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. References to persons shall include corporations.

NO ADVICE

No information in this Whitepaper should be considered to be business, legal, and financial or tax advice regarding the Distributor, the Item Banc tokens, the Initial Token Sale (each as referred to in the Whitepaper).

You should consult your own legal, financial, tax or other professional adviser regarding the Distributor and their respective businesses and operations, the Item Banc tokens, the Initial Token Sale (each as referred to in the Whitepaper). You should be aware that you may be required to bear the financial risk of any purchase of Item Banc tokens for an indefinite period of time.

NO FURTHER INFORMATION OR UPDATE
No person has been or is authorized to give any information or representation not contained in this Whitepaper in connection with the Distributor and their respective businesses and operations, the Item Bank tokens, the Initial Token Sale, and, if given, such information or representation must not be relied upon as having been authorized by or on behalf of the Distributor. The Initial Token Sale (as referred to in the Whitepaper) shall not, under any circumstances, constitute a continuing representation or create any suggestion or implication that there has been no change, or development reasonably likely to involve a material change in the affairs, conditions and prospects of the Distributor or in any statement of fact or information contained in this Whitepaper since the date hereof.

RESTRICTIONS ON DISTRIBUTION AND DISSEMINATION
The distribution or dissemination of this Whitepaper or any part thereof may be prohibited or restricted by the laws, regulatory requirements and rules of any jurisdiction. In the case where any restriction applies, you are to inform yourself about, and to observe, any restrictions which are applicable to your possession of this Whitepaper or such part thereof (as the case may be) at your own expense and without liability to the Distributor.

Persons to whom a copy of this Whitepaper has been distributed or disseminated, provided access to or who otherwise have the Whitepaper in their possession shall not circulate it to any other persons, reproduce or otherwise distribute this Whitepaper or any information contained herein for any purpose

whatsoever nor permit or cause the same to occur.

NO OFFER OF SECURITIES OR REGISTRATION
This Whitepaper does not constitute a prospectus or offer document of any sort and is not intended to constitute an offer of securities or a solicitation for investment in securities in any jurisdiction. No person is bound to enter into any contract or binding legal commitment and no Cryptocurrency or other form of payment is to be accepted on the basis of this Whitepaper. Any agreement in relation to any sale and purchase of Item Banc (as referred to in this Whitepaper) is to be governed by only the T&Cs of such agreement and no other document. In the event of any inconsistencies between the T&Cs and this Whitepaper, the former shall prevail.

You are not eligible to purchase any Item Banc tokens in the Initial Token Sale (as referred to in this Whitepaper) if you are a citizen, resident (tax or otherwise) or green card holder of the United States of America, or a citizen or resident of the Republic of Singapore, or a citizen or resident of the People's Republic of China.

No regulatory authority has examined or approved of any of the information set out in this Whitepaper. No such action has been or will be taken under the laws, regulatory requirements or rules of any jurisdiction. The publication, distribution or dissemination of this Whitepaper does not imply that the applicable laws, regulatory requirements or rules have been complied with.

RISKS AND UNCERTAINTIES
Prospective purchasers of Item Banc tokens (as referred to in this Whitepaper) should carefully consider and evaluate all risks and uncertainties associated with the Distributor and their respective businesses and

operations, the Item Banc tokens, the Initial Token Sale (each as referred to in the Whitepaper), all information set out in this Whitepaper and the T&Cs prior to any purchase of IMEPERIUM tokens. If any of such risks and uncertainties develops into actual events, the business, financial condition, results of operations and prospects of the Distributor could be materially and adversely affected. In such cases, you may lose all or part of the value of the Item Banc tokens.

Appendix I – Glossary

Bitcoin	-	is the first decentralised, open source Cryptocurrency that runs on a global peer to peer network, without the need for middlemen and a centralised issuer.
Blockchain	-	is a shared ledger where transactions are permanently recorded by appending blocks. The blockchain serves as a historical record of all transactions that ever occurred, from the genesis block to the latest block, hence the name blockchain.
Distributed Ledger	-	are ledgers in which data is stored across a network of decentralized nodes. A distributed ledger does not have to have its own currency and may be permissioned and private.
Distributed Network	–	a type of network where processing power and data are spread over the nodes rather than having a centralised data centre.
Ethereum	-	is a blockchain-based decentralised platform for apps that run smart contracts, and is aimed at solving issues associated with censorship, fraud and third-party interference.
Fiat Money	-	Refers to currencies that have minimal or no intrinsic value themselves (i.e. They are not backed by commodities like gold or silver) but are defined as legal tender by the government, such as paper bills and coins.
Smart Contracts	-	encode business rules in a programmable language onto the blockchain and are enforced by the participants of the network.
Initial coin offering (ICO)	-	An unregulated means by which a Cryptocurrency venture, typically early stage, can raise money from supporters by issuing tokens. It is often referred to as a crowd sale as ICO participants may potentially earn a return on their investments (as opposed to crowd funding, where supporters donate money to a project or cause). Ethereum is currently the most popular platform for launching ICOs.
Mining	-	is the act of validating blockchain transactions. The necessity of validation warrants an incentive for the miners, usually in the form of coins. In this Cryptocurrency boom, mining can be a lucrative business when done properly. By choosing the most efficient and suitable hardware and mining target, mining can produce a stable form of passive income.
Transaction Fee	-	all Cryptocurrency transactions involve a small transaction fee. These transaction fees add up to account for the block reward that a miner receives when he successfully processes a block.
Token	-	Crypto tokens enable the creation of open, decentralised networks, and provides a way to incentivize participants in the network (with both network growth and token appreciation). This innovation, made popular with the introduction
Whitelist	-	A list of registered and approved participants that are given exclusive access to contribute to an ICO or a pre-sale.
Whitepaper	-	An informational document that generally informs readers on the philosophy, objectives and technology of a project or initiative. Whitepapers are often provided before the launch of a new coin or token.

Appendix II – Item Banc Corporate Contracts

Contract 1/2 for Item Banc on the Blockchain:

ITEM BANC
Identification Services Order Form

THIS IDENTIFICATION SERVICES ORDER FORM IS MADE AND ENTERED INTO BETWEEN ITEM BANC (IB) AND _____, DATED AS OF _____.

Identification Order Number: _____
Date of Identification Order: _____
Expected Commencement Date: _____
Fees: _____
                                         _____
                                         _____

Description of Services; Terms and Conditions:

1. Identification Report. Using Customer's Inventory and Accounting Software, IB and Customer shall prepare a report listing Customer's Inventory (the "**Identification Report**"). The report is best prepared with item number, location, on hand quantity, average cost, description, and departmentalization. For items that are not listed in the system, IB Oracle and Customer will work to create a list of these items and cost values. The Identification report is used by IB to plan logistics for merchandise, and IB depends on the Customer's "best effort" to provide and update information on inventory to be assigned.

2. Examination of Inventory. IB Oracle shall be given access to the physical inventory of Customer, and data related to the inventory, to anticipate the accuracy and completeness of the Identification Report. Customer agrees to cooperate with IB Oracle in every respect, in order to enable IB to perform the Services.

3. Material Variations. The Identification Report will be updated and final on inventory removal as the trucks are loaded from the Customer site.

4. Covenant of Customer Regarding Assigned Inventory. Customer covenants and agrees that during the term of the Agreement, as long as assigned inventories remain at Customer location, Customer shall not sell, exchange, recapture or dispose of, or attempt to do any of the foregoing, with respect to any of the inventory as listed on the Identification Report. Any breach of this covenant by Customer shall be deemed a material breach of the Agreement.

5. Accuracy of Identification Report. Customer represents and warrants that all information provided to IB by Customer regarding Customer's inventory will be, to the best of Customer's knowledge, accurate and complete. Customer further acknowledges that IB shall not be responsible for any errors or omissions in the Identification Report caused by errors or omissions in data provided by Customer.

Signatures of Parties: IB
_____(Customer):

            By:_____   By:_____
            Name:_____   Name:_____
            Title:_____   Title:_____

Contract 2/2 for Item Banc on the Blockchain:

THIS PURCHASE AND REMOVAL SERVICES ORDER FORM
IS MADE AND ENTERED INTO BETWEEN ITEM BANC (IB) AND _____,
DATED AS OF _____

Purchase/Removal Order Number: _____*Identification Order Number:* _____
Date of Purchase/Removal Order: _____
Date of Identification Order: _____
Closing Date: _____   *Expected Removal Date*:_____
(Closing 30 days post inventory removal)

Description of Services; Terms and Conditions:

1. <u>Purchase and Removal of Inventories</u>. Unless IB exercises its option not to provide Purchase and Removal Services under the above Identification Services Order Form, IB shall purchase from Customer (and Customer agrees to sell to IB) the inventories listed in the "Identification Report" prepared in accordance with such Identification Services Order Form.

2. <u>Purchase Price</u> The parties acknowledge and agree that the value at average cost of the inventories purchased shall be based on the inventories listed in the Identification Report and, as such, the aggregate purchase price shall be adjusted to reflect the Customer's actual inventories on the date of removal. **The purchase price is 100% (full value)** of the total value at average cost of the inventories listed in the Identification Report on the date of removal. The payment shall be made in Item Banc Coin at closing date.

3. <u>Temporary Storage</u>. In conjunction with the purchase of Customer's inventory, Customer shall provide IB with a temporary location sufficient to enable IB to label, gather, package and store the inventory until Removal Date as per above. Such location shall be (i) reasonably sufficient to protect the inventory from damage or deterioration and (ii) kept secure within reason in the same manner as customer's own inventory, but for access to such location for representatives of Customer and IB oracle.

4. <u>Warranties of Customer regarding inventories</u>. Customer represents, warrants and covenants (at the time of the execution of this Order Form and again at the closing of the purchase of the inventories) that Customer has good and marketable title to all of the inventories, free and clear of any and all liens, pledges, mortgages, deeds of trust, security interests, claims, leases, charges, options, rights of first refusal, easements, servitudes, transfer restrictions under any shareholder or similar agreements, encumbrances or any other restrictions or limitations whatsoever. All inventories are, and shall be, in good condition and in a state of good maintenance and repair. The inventory consists of items of a quantity, type and quality usable, saleable, rentable or leasable, as appropriate, in the ordinary course of Customer's business. Customer has not, and shall not have, voided any warranty from a third-party manufacturer with respect to any of the inventories. IB shall have the right to reject any non-compliant inventory, either before or after shipment.

5. <u>Shipping</u>. Except as otherwise provided, Customer shall arrange, at its cost and expense, for the shipping of Customer's inventory following the purchase to an IB facility.

6. <u>Title to Inventory</u>. IB takes ownership of the inventories on removal from Customer site.

7. <u>Closing</u>. The closing of this inventory transaction shall take place on the closing date listed above, at which time IB is contracted to pay Customer with Item Banc Coin. Customer may buy back unsold portions of his contracted inventory with IB coin. Ten percent of inventories retained by IB to fund transaction.This Order Form shall constitute a bill of sale with respect to Customer's Inventory. Each party agrees to perform all further acts and execute, acknowledge, or deliver any instruments or documents as may be reasonably necessary, appropriate or desirable to carry out the provisions of this Order Form.

Signatures of Parties: IB:
_____(Customer):

        By:_____   By:_____
        Name:_____   Name:_____
        Title:_____   Title:_____

Appendix III – Item Banc Federation Stipulations

The Item Banc Engine, the technology for Information currency, will find best improvement and community trust as an open source platform. The technology is intended to receive input from the blockchain contracts for products (Item Banc). The Item Banc Engine output is the relative value to currency output and BHN commodity valuation information (information currency). This technology and output needs a protected and separated space to be fair, transparent, and secure.

The Federation is funded by 40% of each of the token sales per nation. Half of this is allocated to Item Banc Engine specific technology development, equipment, security, legal, and the funds needed for a work place. Founders' interests represent the other half and are vested in the Federation. As the technology is secured and built out the founders are paid in equal distribution (see road map). In addition to the initial group of founders, each new Nation may add a founder, and each Nation may have a separate Token sale to be distributed in this manner.

Governance of the Federation is one founder, one vote to make up 51%. If the founders cannot find majority consensus then the Item Banc contract holders may each have one vote (to total 49%). If a founder resigns or can no longer serve, a replacement is elected from that nation group.

The suitable location of the Item Banc Federation and Item Banc Engine will be in a crypto friendly and tax friendly Nation, such as Switzerland, Singapore, Malta, the Netherlands, etc. This decision will be made some time after the first successful Token sale and after successful beta testing of the Item Banc Engine.

Though the valuation to currency and commodity valuation information by nation will be published and free, specific inquiries for valuation information outside of this will require a fee determined by the Federation. Fees are used for technology development and Federation expenses and are not for distribution to founders.

Appendix IV- Item Banc Federation Organization and Growth

The Federation is a non-governmental, not for profit, distributed and semi-autonomous organization which exists to manage the advancement of the technology of Item Banc Engine. Members of the Federation are compensated for their time, responsibility and risk as each new nation comes on board via Token Sales by that Nation according to the initial distribution (including new members). The Item Banc Engine creates valuation to currency information based on inputs from the Item Banc smart contracts on the blockchain (related to what BHN products are available where at what relative value).

The advancement of the technology is directly and positively impacted by the addition of new Item Banc Nations. The Federation will manage the process of integrating new nations with IB technology.

IB Federation is organized by nation or territory due to the realities pertaining to the physical transport of products, related tax law in each nation, cultural differences, language, and respect for the rule of law by nation. The term "nation" does not infer that the existing government of that nation is a potential member, necessarily, simply that the boundary of function (law, identity of goods, language etc.) is within that nation and the member or member-group must be citizens.

Each nation that wishes to join (with exclusion to the first member-nation) will need to have a citizen or citizen group create a constitution and apply to the Federation. Applications will be processed in order of receipt. The Federation will schedule the Token Sale when the Organization is ready to take on the next Nation. Each nation plus each of the original founders will have one vote in the Federation. If the Federation cannot reach majority, the votes extend to the stake held by Item Banc contracts.

Appendix V- BHN Economy and Setup

BHN Economy Model


BHN Production
creates currency
pays workers
workers buy production
currency destroyed

BHN Catalyst from Token Sale


$300,000 USD for Inventories
$300,000 in Tokens for Buyers
BHN Store
(workers buy production)

Detail on BHN Economy

1. USD $300,000 from Token Sale Funds goes to purchase inventories into BHN Warehouse One.
    a. BHN Inventories purchased need to be available or produced within Nation
    b. Initial BHN purchases need to be targeted to producers or distributors who will most likely offer product on smart contract at next purchase.
2. Token airdrop to residents at minimum $300,000 or matching inventory value
3. Residents purchase inventories with Tokens
4. BHN Warehouse One retains Tokens received from beginning inventories for BHN Warehouse Two.
5. Item Banc Smart Contracts mint tokens in exchange for local BHN production
6. Contracted products are moved to BHN Warehouse One.
7. Ten percent of contracted products are reserved for BHN operating expenses.
    a. Reserved products may be used for direct payment to employees in product form
    b. Reserved products may be sold for cash to pay cash expenses
    c. Tokens related to Reserved products are not burned to allow for external economy growth.
8. Balance of contracted products sold for Tokens. Tokens received are burned.
9. Ongoing cycle of Item Banc smart contracts mint Tokens in exchange for BHN production.
10. BHN warehouse Two opened when One is full or has 80% inventories in contracted products.

BHN Economy FAQ

Where is the PROFIT in the BHN economy model?

The capitalist of profit, in essence, is the BHN Producer. It is the Producer who is awarded with minted currency and is incentivised to leverage assets and workers to make products. The price of the goods that the Producer receives in minted Tokens includes a margin of profit. An importer of BHN goods into the Nation may also be considered a Producer when goods are available and ready to distribute within the Nation.

Why are BHN goods the economy leverage of choice?

Based on twenty years of experience in the barter and trade industry, it becomes evident that the best leverage (or item to trade for other goods with) are items that everybody needs and uses every day. This is important because in order for a person or company to accept payment for other goods and services with this Token, the seller or worker needs to be sure that the Token is usable. The five categories of BHN items are relevant and usable in almost any economy, though the specific products within each category may vary somewhat by Nation and culture.

How do we know that there will be a sufficient number of Tokens for circulation?

There won't be, immediately. It is likely that products in the BHN warehouse will be purchased in other currencies as well (though products will be more expensive in other currencies). In these cases, the Tokens representing these values will not be burned and will enter the economy permanently. Over time there will be a greater availability of Tokens in the economy (compared to goods in stores) from the producer profit, reserves at BHN stores and in some Nations the transfer of the goods into other currencies.

Why would a producer accept payment in Tokens?

If a producer is operating at capacity and has an immediate market for everything produced, then the producer has no reason to accept Tokens unless the National currency is losing value. But if the producer does not have an immediate market for a portion of goods produced then by contracting products for Tokens there is an immediate buyer. The producer also has incentive to make goods at capacity because all can be sold.

How can market demand for the currency increase the supply?

Basically, producers will be incentivised to make goods for Tokens if demand for Tokens increases. If too many goods are produced than can be absorbed by the Nation, then the goods can be exported.

How are new BHN stores created?

Once store One has sold through its initial inventory capital (valued at $300,000 USD), that value in Tokens and cash (less 10%) is moved to the new BHN store Two.

What is the governance and management structure of the BHN store?

Store One is managed by the Founder group. Subsequent stores are overseen by the Member representative from that Nation. Structural changes and growth are voted on by proof of stake percentage (primarily producers within that nation).

Why does the BHN store not add profit to BHN item pricing?

Due to the way the currency enters the economy (via production), adding a profit at the consumer level would inflate the currency for no reason. Technically, the distributor (BHN store) profit is taken when the 10% portion of the goods are retained by the store. This forces the store to pay workers in product or converted product (goods sold for Tokens or cash). These anti-inflationary methods will contribute to the ability of the BHN store to offer goods to the consumer that are priced under market and push consumption of store inventories.